Filed by Skyworks Solutions, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Advanced Analogic Technologies Incorporated
Commission File No.: 000-51349
Email to Skyworks Employees
Subject: Skyworks to Acquire AnalogicTech
Dear Fellow Skyworks Employee,
Following last week’s announcement about our purchase of SiGe Semiconductor, today I am equally excited to share the news of our agreement to purchase AnalogicTech. As you may know, they are a public, Santa Clara, CA-based analog semiconductor company that develops innovative power management solutions for some of the same communications markets we serve.
Given our already strong positions within smart phones, tablets, set-top boxes and infrastructure, this acquisition is highly complementary while also accelerating our entry into new, high-growth markets. Power management represents a significant opportunity for Skyworks as consumers increasingly demand both always-on wireless connectivity and power efficiency across seemingly every kind of mobile platform. With the addition of AnalogicTech’s product portfolio, we are now well positioned to address these twin market opportunities. Similar to SiGe, this is another example of a strategic acquisition that fits nicely into our high performance analog group under Liam Griffin’s leadership.
Together, these recent acquisitions show how we are continuing to transform Skyworks into a highly diversified analog powerhouse. We will continue to leverage our scale, leadership positions and customer relationships to further differentiate Skyworks and outpace industry growth.
The work will soon begin on successfully integrating this business. Steve Machuga will be leading our efforts and I ask that you provide him with your usual strong support. Also, please remember that we must remain focused on our customers even as we absorb both SiGe and AnalogicTech.
We expect to close the transaction late this summer. In the meantime, please extend a warm welcome to the AnalogicTech team, particularly as we work together on the integration planning.
It truly is an exciting time at Skyworks!
Dave Aldrich

AnalogicTech Acquisition
Safe Harbor Statement
     This communication includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include without limitation information relating to future results and expectations of Skyworks (including without limitation certain projections and business trends). Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “forecasts,” “intends,” “believes,” “plans,” “may,” “will,” or “continue,” and similar expressions and variations or negatives of these words. All such statements are subject to certain risks, uncertainties and other important factors that could cause actual results to differ materially and adversely from those projected, and may affect our future operating results, financial position and cash flows.
     These risks, uncertainties and other important factors include, but are not limited to: whether we are able to satisfy the closing conditions and close our acquisition of SiGe Semiconductor and/or Advanced Analogic Technologies; whether we are able to successfully integrate SiGe Semiconductor’s and/or Advanced Analogic Technologies’ operations; uncertainty regarding global economic and financial market conditions; the susceptibility of the wireless semiconductor industry and the markets addressed by our, and our customers’, products to economic downturns; the timing, rescheduling or cancellation of significant customer orders and our ability, as well as the ability of our customers, to manage inventory; losses or curtailments of purchases or payments from key customers, or the timing of customer inventory adjustments; the availability and pricing of third party semiconductor foundry, assembly and test capacity, raw materials and supplier components; changes in laws, regulations and/or policies in the United States that could adversely affect financial markets and our ability to raise capital; our ability to develop, manufacture and market innovative products in a highly price competitive and rapidly changing technological environment; economic, social and political conditions in the countries in which we, our customers or our suppliers operate, including security and health risks, possible disruptions in transportation networks and fluctuations in foreign currency exchange rates; fluctuations in our manufacturing yields due to our complex and specialized manufacturing processes; delays or disruptions in production due to equipment maintenance, repairs and/or upgrades; our reliance on several key customers for a large percentage of our sales; fluctuations in the manufacturing yields of our third party semiconductor foundries and other problems or delays in the fabrication, assembly, testing or delivery of our products; our ability to timely and accurately predict market requirements and evolving industry standards, and to identify opportunities in new markets; uncertainties of litigation, including potential disputes over intellectual property infringement and rights, as well as payments related to the licensing and/or sale of such rights; our ability to rapidly develop new products and avoid product obsolescence; our ability to retain, recruit and hire key executives, technical personnel and other employees in the positions and numbers, with the experience and capabilities, and at the compensation levels needed to implement our business and product plans; lengthy product development cycles that impact the timing of new product introductions; unfavorable changes in product mix; the quality of our products and any remediation costs; shorter than expected product life cycles; problems or delays that we may face in shifting our products to smaller geometry process technologies and in achieving higher levels of design integration; and our ability to continue to grow and maintain an intellectual property portfolio and obtain needed licenses from third parties, as well as other risks and uncertainties, including but not limited to those detailed from time to time in our filings with the Securities and Exchange Commission.
     These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information about the Transaction and Where to Find It
     Skyworks plans to file with the Securities and Exchange Commission (“SEC”) Registration Statements on Form S-4 and S-8 in connection with the transaction and Advanced Analogic Technologies plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statements and the Proxy Statement/Prospectus will contain important information about Skyworks, Advanced Analogic Technologies, the transaction and related matters.

AnalogicTech Acquisition
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.
     Investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus and other documents filed with the SEC by Skyworks and Advanced Analogic Technologies through the website maintained by the SEC at http://www.sec.gov.
     In addition, investors and security holders will be able to obtain free copies of the Registration Statements and Proxy Statement/Prospectus from Skyworks by contacting Skyworks’ Investor Relations at (949) 231-4700, or by accessing Skyworks’ investor relations website at http://www.skyworksinc.com; or from Advanced Analogic Technologies by contacting Advanced Analogic Technologies’ Investor Relations at The Blueshirt Group, Lisa Laukkanen, at (415) 217-4967 or by accessing Advanced Analogic Technologies’ investor relations website at http://www.analogictech.com.
Participants in the Solicitation
     Skyworks and Advanced Analogic Technologies, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information about the directors and executive officers of Skyworks and Advanced Analogic Technologies are set forth in Skyworks’ and Advanced Analogic Technologies’ most recent Form 10-K/A, which were filed with the SEC on January 31, 2011 and May 2, 2011, respectively, as well as Skyworks’ proxy statement dated, and filed with the SEC on, April 7, 2011. Investors may obtain additional information regarding the interest of Skyworks and its directors and officers, and Advanced Analogic Technologies and its directors and executive officers in the proposed transaction, by reading the Registration Statements and Proxy Statement/Prospectus regarding the transaction when it becomes available.